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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated August 15, 2000 re UniData Communication Systems Selection of RADVision Technology for Carrier-Class VoIP Solution.



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                                                                          ITEM 1

For Immediate Release

Contact:

    Karen Gurwitz                            David Seligman
    Director, Corporate Communications       CFO
    RADVision, Inc.                          RADVision, Ltd.
    Tel: 201.529.4300, x305                  Tel: 972.3.645.5446
    kgurwitz@radvision.com                   Seligman@tlv.radvision.com
    http://www.radvision.com                 http://www.radvision.com

    Charles Choun                            Matthew Bak
    Strategic & IR Communication Director    Marketing Director
    UniData Communication Systems, Inc.      UniData Communication Systems, Inc.
    Tel: +822.517.0943, x159                 Tel: +822.517.0943, x106
    san8848@udcsystems.com                   business@udcsystems.com
    http://www.UDCSystems.com                http://www.UDCSystems.com


         UniData Communication Systems Selects RADVision Technology for
                          Carrier-Class VoIP Solution

          UNIDATA TURNS TO RADVISION FOR UNPARALLELED INTEROPERABILITY
                             AND ROBUST FEATURE SET

Hong Kong/Seoul, Korea, August 15, 2000 -- RADVision Ltd. (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, and UniData Communication Systems, today announced a licensing agreement under which UniData Communication Systems will license RADVision's market leading H.323 enabling software for the development of their IP-PBX solution. After attempting to develop the product using alternate H.323 software, UniData determined that RADVision's award-winning H.323 Protocol Toolkit had the highest interoperability in the industry and most robust features to satisfy the extensive requirements for this major project.

UniData's state-of-the-art IP-PBX solution provides users connectivity to the IP-PBX to deliver voice over IP without sacrificing quality and loss of packet. The solution consists of an H.323 IP Phone and an Internet PBX call server. Unlike all other IP-PBX Systems, the UniData solution does not require embedded hardware Client Premise Equipment (CPE), making it both extremely efficient and expandable. This unique feature of differentiated IP-PBX Phone service will allow the creation of new business models using communication portal services. UniData plans to sell the IP-PBX solution to Systems Integrators and Value Added Resellers.

By integrating RADVision's industry proven technology building blocks over an advanced embedded operating system, UniData has been able to reduce their time to market, present cutting edge IP-PBX advanced features, and achieve the necessary interoperability needed to service carrier-class networks.

RADVision's H.323 enabling technology enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 protocol toolkit consists of
H.225 that includes RAS, RTP/RTCP, Q.931 Call Signaling and H.245. RADVision also offers optional modules for H.235 Security features as well as H.450
Supplemental Services for a more robust solution. Designed to be platform independent, the RADVision H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.


                                     more...

About UniData

UDC is a leading provider of Internet PBX products and IP base wire/wireless technology that enable real-time voice communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. IPBX200 Phone of UDC was the first-to-market with enabling IP Phone and the solution required for the transmission of real-time voice over packet networks. As a result, UDC is well positioned to lead the IP Centrex market with products and technology that enable enterprises and service providers to migrate their voice communications from traditional telephone networks to next-generation packet networks. The company's Internet PBX solution and technology include standards-based IP Phone, call server, content server and proxy server. For more information, please visit our website at:
www.UDCSystems.com

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


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                            All trademarks recognized





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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: August 18, 2000